Exhibit 99.1

IPERIONX LIMITED ACN 618 935 372

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Wednesday, 22 November 2023 at 9:00am (AWST).

If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company by telephone on +61 8 9322 6322

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of shareholders of IperionX Limited (Company) will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Wednesday, 22 November 2023 at 9:00am (AWST) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Monday, 20 November 2023 at 5:00pm (AWST).

The Company advises that a poll will be conducted for all Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

Annual Report

To consider the Annual Report of the Company and its controlled entities for the year ended 30 June 2023, which includes the Financial Report, the Directors' Report and the Auditor's Report.

1	Resolution 1 – Remuneration Report

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with section 250R(2) of the Corporations Act and for all other purposes, approval is given by the Shareholders for the adoption of the Remuneration Report on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

A vote on this Resolution must not be cast:

(a)	by or on behalf of a member of the Key Management Personnel or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on this Resolution; or

(b)
the person is the Chair and the appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected with the remuneration of a member of the Key Management Personnel.

2	Resolution 2 – Re-election of Ms Lorraine Martin as Director

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 14.4, article 7.3(c) of the Constitution and for all other purposes, Ms Lorraine Martin, Director, retires and being eligible pursuant to article 7.3(f) of the Constitution, is re-elected as a Director on the terms and conditions in the Explanatory Memorandum."

3	Resolution 3 – Issue of RSUs to Non-Executive Director Ms Lorraine Martin

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 101,281 RSUs to Ms Lorraine Martin (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Lorraine Martin (and/or her nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Lorraine Martin or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

4	Resolution 4 – Issue of RSUs to Non-Executive Director Mr Vaughn Taylor

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 101,281 RSUs to Mr Vaughn Taylor (and/or his nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Vaughn Taylor (and/or his nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Mr Vaughn Taylor or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

5	Resolution 5 – Issue of RSUs to Non-Executive Director Ms Melissa Waller

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 101,281 RSUs to Ms Melissa Waller (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Melissa Waller (and/or her nominee), and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Melissa Waller or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

6	Resolution 6 – Issue of RSUs to Non-Executive Director Ms Beverly Wyse

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act, and for all other purposes, Shareholders approve the issue of up to 101,281 RSUs to Ms Beverly Wyse (and/or her nominee) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

Listing Rules

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Beverly Wyse (and/or her nominee) and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of those persons.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)
the Chairperson as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chairperson to vote on this Resolution as the Chairperson decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the Shareholder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on this Resolution; and

(ii)	the Shareholder votes on this Resolution in accordance with the directions given by the beneficiary to the Shareholder to vote in that way.

Corporations Act

The Company will disregard any votes cast on this Resolution by or on behalf of Ms Beverly Wyse or any associate. However, a person described above may cast a vote on this Resolution if:

(a)	it is cast as a proxy appointed by writing that specifies how the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of the person or an associate of the person described in (a) above.

In accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member. However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting, and

(a)	the person is appointed as a proxy and the appointment specifies how the proxy is to vote; or

(b)
the person appointed as proxy is the Chairperson and the appointment does not specify how the Chairperson is to vote but expressly authorises the Chairperson to exercise the proxy even if the Resolution is connected with the remuneration of a member of the Key Management Personnel.

BY ORDER OF THE BOARD

Gregory Swan
Company Secretary

Dated: 10 October 2023

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolutions.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Annual Report
Section 4	Resolution 1 – Remuneration Report
Section 5	Resolution 2 – Re-election of Ms Lorraine Martin as Director
Section 6	Resolutions 3 to 6 – Issue of RSUs to Non-Executive Directors Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, Ms Beverly Wyse
Schedule 1	Definitions
Schedule 2	Terms and Conditions of RSUs

A Proxy Form is located at the end of this Explanatory Memorandum.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for all Resolutions.

2.1	Proxies

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place. All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:
(a)	a member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company; and

(c)
a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 9:00am (AWST) on Monday, 20 November 2023, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Voting Prohibition by Proxy holders (Remuneration of Key Management Personnel)

A vote on Resolutions 1 and 3 to 6 (inclusive) must not be cast:

(a)	by or on behalf of a member of the Key Management Personnel or a Closely Related Party of such member, regardless of the capacity in which the vote is cast; or

(b)	by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such member.

However, a vote may be cast by such persons if the vote is not cast on behalf of a person who is excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy that specifies the way the proxy is to vote on this Resolution; or

(b)
the person is the Chair and the appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected with the remuneration of a member of the Key Management Personnel.

2.3	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above. Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an 'in-person' meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Annual Report

In accordance with section 317(1) of the Corporations Act, the Annual Report must be laid before the annual general meeting. There is no requirement for Shareholders to approve the Annual Report.

At the Meeting, Shareholders will be offered the opportunity to:

(a)	discuss the Annual Report which is available online at www.iperionx.com;

(b)	ask questions about, or comment on, the management of the Company; and

(c)	ask the auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report.

In addition to taking questions at the Meeting, written questions to the Chair about the management of the Company, or to the Company's auditor about:

(a)	the preparation and the content of the Auditor's Report;

(b)	the conduct of the audit;

(c)	accounting policies of the Company in relation to the preparation of the financial statements; and

(d)	the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than five business days before the Meeting to the Company Secretary at the Company's registered office.

4	Resolution 1 – Remuneration Report

In accordance with section 250R(2) of the Corporations Act, the Company must put the Remuneration Report to the vote of Shareholders. The Directors' Report contains the Remuneration Report which sets out the remuneration policy for the Company and the remuneration arrangements in place for the executive Directors, specified executives and Non-Executive Directors.

In accordance with section 250R(3) of the Corporations Act, Resolution 1 is advisory only and does not bind the Directors of the Company. If Resolution 1 is not passed, the Directors will not be required to alter any of the arrangements in the Remuneration Report.

Shareholders will have the opportunity to remove the whole Board except the Managing Director if the Remuneration Report receives a 'no' vote of 25% or more (Strike) at two consecutive annual general meetings.

Where a resolution on the Remuneration Report receives a Strike at two consecutive annual general meetings, the Company will be required to put to Shareholders at the second annual general meeting a resolution on whether another meeting should be held (within 90 days) at which all Directors (other than the Managing Director) who were in office at the date of approval of the applicable Directors' Report must stand for re-election.

The Company's Remuneration Report did not receive a Strike at the 2022 annual general meeting. Please note if the Remuneration Report receives a Strike at this Meeting and if a second Strike is received at the 2024 annual general meeting, this may result in the re-election of the Board

The Chair will allow reasonable opportunity for Shareholders to ask questions about or comment on the Remuneration Report.

Resolution 1 is an ordinary resolution.

The Chair intends to exercise all available proxies in favour of Resolution 1.

If the Chair is appointed as your proxy and you have not specified the way the Chair is to vote on Resolution 1, by signing and returning the Proxy Form, you are considered to have provided the Chair with an express authorisation for the Chair to vote the proxy in accordance with the Chair's intention, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

5	Resolution 2 – Election of Ms Lorraine Martin as Director

In accordance with ASX Listing Rule 14.4 and Article 7.3(b) of the Constitution, a Director must not hold office (without re-election) past the third AGM following the director’s appointment or 3 years, whichever is longer.

Article 7.3(c) of the Constitution requires that one third of the Directors must retire at each AGM (rounded down to the nearest whole number), excluding the Managing Director.

Article 7.3(f) of the Constitution states that a Director retiring from office under Article 7.3(b) or Article 7.3(c) of the Constitution is eligible for re-election.

Resolution 2 provides that Ms Lorraine Martin retires by rotation and seeks re-election as a Director. Details of Ms Lorraine Martin’s qualifications and experience are set out in the Annual Report.

Resolution 2 is an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolution 2.

The Board (excluding Ms Lorraine Martin) unanimously supports the re-election of Ms Lorraine Martin as a Director and recommends that Shareholders vote in favour of Resolution 2.

6	Resolutions 3, 4, 5, and 6 – Issue of RSUs to Non-Executive Directors

6.1	General

Resolutions 3, 4, 5, and 6 seek Shareholder approval, pursuant to Listing Rule 10.11, for the issue of up to 405,124 RSUs to Non-Executive Directors of the Company as follows:

(a)	up to 101,281 RSUs to Ms Lorraine Martin (and/or her nominee) (Resolution 3);

(b)	up to 101,281 RSUs to Mr Vaughn Taylor (and/or his nominee) (Resolution 4);

(c)	up to 101,281 RSUs to Ms Melissa Waller (and/or her nominee) (Resolution 5); and

(d)	up to 101,281 RSUs to Ms Beverly Wyse (and/or her nominee) (Resolution 6).

Subject to shareholder approval, the Company has agreed to grant, on an annual basis, each Non- Executive Director of the Company such number of new RSUs calculated by dividing US$90,000 by the VWAP of a share on ASX over the 5 trading days immediately prior to the date of this Notice.

The VWAP of a share on ASX over the 5 trading days immediately prior to the date of this Notice is A$1.3994 (US$0.8886).

In the Company’s present circumstances, the Board considers that the grant of the RSUs to Non- Executive Directors is a cost effective and efficient reward for the Company to make as part of its Non- Executive Director compensation arrangements to appropriately incentivise the continued performance of Non-Executive Directors and is consistent with the strategic goals and targets of the Company.

The terms and conditions of the RSUs to be granted to Non-Executive Directors (and/or his nominee) are summarised in Schedule 3.

Resolutions 3, 4, 5, and 6 are each an ordinary resolution.

The Chairperson intends to exercise all available proxies in favour of Resolutions 3, 4, 5, and 6.

The Board (excluding Ms Lorraine Martin) recommend that Shareholders vote in favour of Resolution 3.

The Board (excluding Mr Vaughn Taylor) recommend that Shareholders vote in favour of Resolution 4.

The Board (excluding Ms Melissa Waller) recommend that Shareholders vote in favour of Resolution 5.

The Board (excluding Ms Beverly Wyse) recommend that Shareholders vote in favour of Resolution 6.

6.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of the public company's members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months following such approval, unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

A "related party" includes a Director of the Company and "giving a financial benefit" is interpreted broadly. The entitlement to be granted RSUs constitutes the giving of a financial benefit as Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse are related parties of the Company by reason of being a Director.

The Company has determined to seek Shareholder approval of the purposes of Chapter 2E for the issue of up to 405,124 RSUs to the Non-Executive Directors (and/or their nominees).

6.3	Specific Information required by section 219 of the Corporations Act

The following information is provided to Shareholders for the purposes of obtaining Shareholder approval for the purposes of section 219 of the Corporations Act for the financial benefits associated with the issue of the RSUs to Non-Executive Directors:

(a)	the financial benefits relating to the issue of the RSUs are being provided to:

(i)	Ms Lorraine Martin (and/or her nominee);

(ii)	Mr Vaughn Taylor (and/or his nominee);

(iii)	Ms Melissa Waller (and/or her nominee);

(iv)	Ms Beverly Wyse (and/or her nominee);

(b)	the maximum number of RSUs to be granted to:

(i)	Ms Lorraine Martin (and/or her nominee) is 101,281 RSUs;

(ii)	Mr Vaughn Taylor (and/or his nominee) is 101,281 RSUs;

(iii)	Ms Melissa Waller (and/or her nominee) is 101,281 RSUs; and

(iv)	Ms Beverly Wyse (and/or her nominee) is 101,281 RSUs;

RSUs	Director	Number of RSUs	Expiry Date
1	Lorraine Martin	101,281	4 years from date of issue
2	Vaughn Taylor	101,281	4 years from date of issue
3	Melissa Waller	101,281	4 years from date of issue
4	Beverly Wyse	101,281	4 years from date of issue

(c)
Lorraine Martin, Vaughn Taylor, Melissa Waller and Beverly Wyse are being issued the RSUs as a cost-effective and efficient reward to incentivise their performance. The RSUs will be granted to Lorraine Martin, Vaughn Taylor, Melissa Waller and Beverly Wyse (and/or their nominees) on the terms and conditions in Schedule 2;

(d)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse each have a material personal interest in the outcome of Resolutions 3, 4, 5, and 6 (respectively) and make the recommendations set out in 6.5(k) to 6.5(n) below;

(e)
the RSUs have an estimated value of A$1.30 (based on the underlying Share price of A$1.30, being the closing price of a Share on ASX on 9 October 2023). As a result, the total value attributed to the RSUs to be issued to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (and/or their nominees) would be approximately A$131,665 each;

(f)	the current remuneration package of:

(i)
Ms Lorraine Martin consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board. In addition, Ms Martin has previously been granted 306,093 Options (200,000 exercisable at A$1.33 each and expiring 9 September 2025 and 106,093 exercisable at A$0.87 each and expiring 5 December 2026) and 306,093 RSUs (200,000 expiring 9 September 2025 and 106,093 expiring 5 December 2026);

(ii)
Mr Vaughn Taylor consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Audit and Remuneration and Nomination committees of the Board. In addition, Mr Taylor was previously granted 106,093 Options (exercisable at A$0.87 each and expiring 5 December 2026), 106,093 RSUs (expiring 5 December 2026), and 450,000 performance rights (150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$2.00 per share, 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$3.00 per share, and 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$4.00 per share, expiring 1 March 2026);

(iii)
Ms Melissa Waller consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Remuneration and Nomination and ESG committees of the Board. In addition, Ms Waller has previously been granted 306,093 Options (200,000 exercisable at A$1.33 each and expiring 9 September 2025 and 106,093 exercisable at A$0.87 each and expiring 5 December 2026) and 306,093 RSUs (200,000 expiring 9 September 2025 and 106,093 expiring 5 December 2026); and

(iv)
Ms Beverly Wyse consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Audit, Remuneration and Nomination, and ESG committees of the Board. In addition, Ms Wyse has previously been granted 306,093 Options (200,000 exercisable at A$1.33 each and expiring 9 September 2025 and 106,093 exercisable at A$0.87 each and expiring 5 December 2026) and 306,093 RSUs (200,000 expiring 9 September 2025 and 106,093 expiring 5 December 2026);

(g)	the current security holdings of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (and/or their nominees) in the Company are as follows:

Non-Executive Director	Shares	Options	Rights	RSUs
Lorraine Martin	366,667	306,093	-	293,426
Vaughn Taylor	376,829	106,093	450,000	106,093
Melissa Waller	66,667	306,093	-	293,426
Beverly Wyse	66,667	306,093	-	293,426

(h)
if all the RSUs subject to Resolutions 3, 4, 5, and 6 are converted into Shares, a total of 405,124 Shares would be issued. This will increase the number of Shares on issue from 194,718,973 (being the total number of Shares on issue as at the date of this Notice) to 195,124,097 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.2%;

(i)	a voting exclusion statement is included in the Notice for the purposes of 3, 4, 5, and 6; and

(j)
other than the information above and otherwise set out in the Notice, the Company believes that there is no other information that would be reasonably required by Shareholders to pass Resolutions 3, 4, 5, and 6.

6.4	Listing Rule 10.11

The Company is proposing to issue up to 405,124 RSUs to Non-Executive Directors (and/or their nominees) without using up the Company's 15% placement capacity under Listing Rule 7.1.

Listing Rule 10.11.1 provides that unless one of the exceptions in Listing Rule 10.2 applies, a listed company must not issue or agree to issue equity securities to a related party unless it obtains the approval of its Shareholders.

The issue up to 405,124 RSUs to Non-Executive Directors (and/or their nominees) falls within Listing Rule 10.11.1 and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of the Company's Shareholders under Listing Rule 10.11.

As Shareholder approval is sought under Listing Rule 10.11, approval under Listing Rule 7.1 is not required. Accordingly, the issue of up to 405,124 RSUs to Non-Executive Directors (and/or their nominees) will not reduce the Company's 15% placement capacity for the purposes of Listing Rule 7.1 Exception 14.

If Resolutions 3, 4, 5, and 6 are passed, the Company will be able to proceed with the issuance of 101,281 RSUs to each of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (respectively).

If Resolutions 3, 4, 5, and 6 are not passed, the Company will not be able to proceed with the issuance of 101,281 RSUs to each of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse (respectively) as part of their Non-Executive Director compensation arrangements and the Company will need to find alternative measures to compensate its Non-Executive Directors.

6.5	Specific Information required by Listing Rule 10.13

Listing Rule 10.13 requires that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval for the grant of the RSUs:

(a)	the RSUs will be granted to:

(i)	Ms Lorraine Martin (and/or her nominee);

(ii)	Mr Vaughn Taylor (and/or his nominee);

(iii)	Ms Melissa Waller (and/or her nominee);

(iv)	Ms Beverly Wyse (and/or her nominee);

(b)	Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse are Directors of the Company and a related party under Listing Rule 10.11.1;

(c)	the maximum number of RSUs to be granted to:

(i)	Ms Lorraine Martin (and/or her nominee) is 101,281 RSUs;

(ii)	Mr Vaughn Taylor (and/or his nominee) is 101,281 RSUs;

(iii)	Ms Melissa Waller (and/or her nominee) is 101,281 RSUs; and

(iv)	Ms Beverly Wyse (and/or her nominee) is 101,281 RSUs;

(d)	the material terms of the RSUs are detailed in Schedule 2;

(e)	the Company will grant the RSUs no later than 1 month after the date of the Meeting;

(f)	the RSUs will be granted for nil consideration;

(g)
the RSUs are being issued to Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse as part of their Non-Executive Director compensation arrangements. The Company considers the issuance of RSUs to be a cost effective way to provide compensation benefits to directors, and it assists to align the interests of shareholders and Directors.

(h)	the current remuneration package of:

(i)
Ms Lorraine Martin consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Audit and ESG committees of the Board. In addition, Ms Martin has previously been granted 306,093 Options (200,000 exercisable at A$1.33 each and expiring 9 September 2025 and 106,093 exercisable at A$0.87 each and expiring 5 December 2026) and 306,093 RSUs (200,000 expiring 9 September 2025 and 106,093 expiring 5 December 2026);

(ii)
Mr Vaughn Taylor consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Audit and Remuneration and Nomination committees of the Board. In addition, Mr Taylor was previously granted 106,093 Options (exercisable at A$0.87 each and expiring 5 December 2026), 106,093 RSUs (expiring 5 December 2026), and 450,000 performance rights (150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$2.00 per share, 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$3.00 per share, and 150,000 performance rights that vest upon satisfaction of a performance condition of the Company having a 30-day VWAP of at least A$4.00 per share, expiring 1 March 2026);

(iii)
Ms Melissa Waller consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Remuneration and Nomination and ESG committees of the Board. In addition, Ms Waller has previously been granted 306,093 Options (200,000 exercisable at A$1.33 each and expiring 9 September 2025 and 106,093 exercisable at A$0.87 each and expiring 5 December 2026) and 306,093 RSUs (200,000 expiring 9 September 2025 and 106,093 expiring 5 December 2026); and

(iv)
Ms Beverly Wyse consists of director fees of US$50,000 per annum plus additional fees for serving as a member of the Audit, Remuneration and Nomination, and ESG committees of the Board. In addition, Ms Wyse has previously been granted 306,093 Options (200,000 exercisable at A$1.33 each and expiring 9 September 2025 and 106,093 exercisable at A$0.87 each and expiring 5 December 2026) and 306,093 RSUs (200,000 expiring 9 September 2025 and 106,093 expiring 5 December 2026);

(i)	the RSUs are being issued pursuant to appointment letters, the material terms of which are as follows:

(i)
the duties and responsibilities of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse are to perform all duties consistent with that of a Non- Executive Director of a publicly listed entity;

(ii)
the term of appointment Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse is ongoing subject to the Corporations Act and their successful re-election under the Company’s Constitution and the ASX Listing Rules;

(iii)
the remuneration of Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse consists of a fixed remuneration component of US$50,000 per annum plus additional fees for serving as a member of the Audit, Remuneration and Nomination and ESG committees of the Board (as applicable); and

(iv)
Ms Lorraine Martin, Mr Vaughn Taylor, Ms Melissa Waller, and Ms Beverly Wyse will be reimbursed for all out-of-pocket expenses necessarily incurred in the performance of their duties as Non-Executive Directors;

(j)	a voting exclusion statement is included in the Notice for the purposes of Resolutions 3, 4, 5, and 6;

(k)	the Board (excluding Ms Lorraine Martin) recommend that Shareholders vote in favour of Resolution 3;

(l)	the Board (excluding Mr Vaughn Taylor) recommend that Shareholders vote in favour of Resolution 4;

(m)	the Board (excluding Ms Melissa Waller) recommend that Shareholders vote in favour of Resolution 5; and

(n)	the Board (excluding Ms Beverly Wyse) recommend that Shareholders vote in favour of Resolution 6.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.

A$ means Australian Dollars.

Annual Report means the Directors' Report, the Financial Report and the Auditor's Report in respect to the financial year ended 30 June 2021.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

AWST means Australian Western Standard Time, being the time in Perth, Western Australia.

Auditor's Report means the auditor's report on the Financial Report.

Board means the board of Directors.

Chair means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Closely Related Party means:

(a)	a spouse or child of the member; or

(b)	has the meaning given in section 9 of the Corporations Act.

Company means IperionX Limited (ACN 618 935 372).

Constitution means the constitution of the Company as at the commencement of the Meeting.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Directors' Report means the annual directors' report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Financial Report means the annual financial report prepared under chapter 2M of the Corporations Act of the Company and its controlled entities.

Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Managing Director means the managing director of the Company.

Meeting has the meaning in the introductory paragraph of the Notice.

Non-Executive Directors means the non-executive directors of the Company.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Option means an option which entitles the holder to subscribe for a Share in the capital of the Company.

Proxy Form means the proxy form attached to the Notice.

Related Body Corporate has the meaning given in section 9 of the Corporations Act.

Remuneration Report means the remuneration report of the Company contained in the Directors' Report.

Resolution means a resolution contained in the Notice.

RSU means an unquoted restricted stock unit that converts into a Share in the capital of the Company. Schedule means a schedule to this Explanatory Memorandum or the New Constitution (as applicable). Section means a section of this Explanatory Memorandum.
Security means a security in the Company.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a shareholder of the Company.

Strike means a 'no' vote of 25% or more on the resolution approving the Remuneration Report.

Trading Day means a day determined by ASX to be a trading day in accordance with the Listing Rules.

US$ means United States Dollars.

VWAP means volume weighted average price.

WST means Australian Western Standard Time, being the time in Perth, Western Australia

Schedule 2

Terms and Conditions of RSUs

Offer of RSUs

1.1
Each RSU confers an entitlement to the holder (Holder) to be provided with one fully paid ordinary Share of the Company (Share) at no cost, upon the satisfaction of the Vesting Conditions (described below) specified by the Board in relation to that RSU.

Number of RSUs and Expiry Date

1.2	The Number of RSUs and Expiry Date for each are as follows:

Holder	Number of RSUs	Expiry Date
Ms Lorraine Martin	101,281	4 years from date of issue
Ms Melissa Waller	101,281	4 years from date of issue
Ms Beverly Wyse	101,281	4 years from date of issue
Mr Vaughn Taylor	101,281	4 years from date of issue

Vesting Conditions

1.3	Subject to the Holder's continuous service to the Company at the applicable vesting date:

(a)	one third of the RSUs issued to the Holder will vest one year from the date of issue;

(b)	one third of the RSUs issued to the Holder will vest two years from the date of issue; and

(c)	one third of the RSUs issued to the Holder will vest three years from the date of issue, (each a Vesting Condition).

1.4	If

(a)
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of her willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

(b)
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant RSUs; or

(c)	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all RSUs that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Vesting Condition with respect to such RSUs.

1.5	RSUs will only vest and entitle the Holder to be issued Shares if the applicable Vesting Condition has been satisfied prior to the Expiry Date or waived by the Board.

Satisfaction of Vesting Condition

1.6
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Vesting Conditions applicable to the RSUs. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Vesting Conditions for the relevant number of RSUs held in accordance with clause 1.7.

Lapse of RSUs

1.7	The Expiry Date for each RSU will be as determined by the Board in its sole and absolute discretion.

1.8	Where RSUs have not satisfied the Vesting Condition prior to the Expiry Date, those RSUs will automatically lapse.

Timing of the Issue of Shares and Quotation

1.9	The Company must within twenty (20) business days after the later of the following:

(a)	the satisfaction of the Vesting Conditions applicable to the RSUs; and

(b)
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information, provided that in no event will the shares be issued to a Holder subject to Section 409A of the US Internal Revenue Code be issued later than March 15 of the year following the year that includes satisfaction of the Vesting Conditions. If there is no such information, the relevant date will be the date the relevant Vesting Conditions are satisfied pursuant to clause 1.4;

the Company will:

(c)	allot and issue the Shares pursuant to the vesting of the RSUs;

(d)
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(e)	apply for official quotation on ASX of Shares issued pursuant to the vesting of the RSUs.

1.10
Notwithstanding clause 1.7 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares pursuant to clause 1.9(d) shall be postponed if such Holder at any time after the relevant Vesting Conditions are satisfied pursuant to clause 1.4 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

(a)	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

(b)	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

(c)	the Company shall release the holding lock on the Shares on the earlier to occur of:

(i)	the date that is twelve (12) months from the date of issue of the Share; or

(ii)	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

(iii)	the date a transfer of the Shares occurs pursuant to clause 1.10(d) of these terms and conditions; and

(d)
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.10(c).

Shares Issued

1.11	Shares issued on the satisfaction of the Vesting Conditions attaching to the RSUs rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.12	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the RSUs.

Reorganisation

1.13
If there is any reorganisation of the issued share capital of the Company, the terms of RSUs and the rights of the Holder who holds such RSUs will be varied, including an adjustment to the number of RSUs, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.14	A Holder who holds RSUs is not entitled to:

(a)	notice of, or to vote or attend at, a meeting of the Shareholders; or

(b)	receive any dividends declared by the Company,

(c)	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

(d)	participate in any new issues of securities offered to Shareholders during the term of the RSUs, or

(e)	cash for the RSUs or any right to participate in surplus assets of profits of the Company on winding up,

unless and until the RSUs are satisfied and the Holder holds Shares.

Pro Rata Issue of Securities

1.15
If during the term of any RSU, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any RSUs, only in respect of Shares issued in respect of vested RSUs.

1.16
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Vesting Conditions which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.17
If, during the term of any RSU, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the RSUs then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.18	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub- division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid (as defined in the Corporations Act):

(i)	is announced;

(ii)	has become unconditional; and

(iii)	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

(c)	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

(d)
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.19
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted RSUs which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Vesting Conditions have been satisfied.

Quotation

1.20	The Company will not seek official quotation of any RSUs.

RSUs Not Property

1.21	A Holder's RSUs are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of RSUs

1.22
Unless otherwise determined by the Board, RSUs cannot be transferred to or vest in any person other than the Holder, provided that upon the death of the Holder, any shares that have not yet been issued with respect to vested RSUs (including RSUs that vest on the Holder’s death) shall be issued to the representative of the Holder’s estate.